AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com

82-34639

SEC#82-5258

05011808

30 September 2005

SUPPL

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 30 September 2005.

We are providing copies of the announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Neil Leggett
Company Secretary

PROCESSED
OCT 19 2005
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 13 2005
WASH, D.C. 192

Company Announcement

30 September 2005

Despatch of Prospectus

Agenix today announced that it has completed the despatch to shareholders of the prospectus and entitlement and acceptance form in relation to the 1:4 rights issue announced to ASX on 19 September 2005. The supplementary prospectus lodged with ASIC on 28 September 2005 and announced to ASX on that date was also included with the prospectus.

In accordance with the timetable in the prospectus, the rights issue closes at 5.00 pm Brisbane time on 17 October 2005.

<end>

For more information, please contact:

Mr Donald Home	Mr Neil Leggett	Joanne Pafumi / Chris Cosgrove
Managing Director	Finance Director	Rowland Communication Group
Agenix Limited	Agenix Limited	Ph: +61 7 3229 4499
Ph: +61 7 3370 6300	Ph: +61 7 3370 6300	

Agenix Limited [ASX:AGX, NASDAQ OTC: AGXLY] is a global health and biotechnology company based in Brisbane, Australia. The Company runs a suite of highly profitable and established businesses in human and animal health diagnostics, and is focused on growing its world-leading molecular diagnostic imaging R&D program. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body, and could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme. Agenix employs 90 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical. a wholly-owned subsidiary of Agenix..

www.agenix.com

SEC MAIL PROCESSING
RECEIVED
OCT 12 2005
WASH, D.C.
192
SECTION